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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIGITAL RECORDERS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

253869 10 1
(CUSIP Number)

JOSEPH TANG, 5TH FLOOR, NO. 539-3, CHUNG-CHEN ROAD,
HSIN-TIEN CITY, TAIPEI HSIEN, TAIWAN R.O.C. 886-2-2218-0300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 2, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (2/98)	Page 1 of 7 pages

CUSIP No. 253869 10 1	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). LITE VISION CORPORATION TAX I.D. N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)	(a) |_| (b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION TAIWAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 500,000 SHARES AND OPTION FOR 100,000 SHARES

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 500,000 SHARES AND OPTION FOR 100,000 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 SHARES AND OPTION FOR 100,000 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (15.8% ASSUMING EXERCISE OF OPTION)

14	TYPE OF REPORTING PERSON (See Instructions) CO

SEC 1746 (2/98)	Page 2 of 7 pages

CUSIP No. 253869 10 1	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). JOSEPH TANG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)	(a) |_| (b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION TAIWAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER OPTION FOR 25,000 SHARES

	8	SHARED VOTING POWER 500,000 SHARES AND OPTION FOR 100,000 SHARES

	9	SOLE DISPOSITIVE POWER OPTION FOR 25,000 SHARES

	10	SHARED DISPOSITIVE POWER 500,000 SHARES AND OPTION FOR 100,000 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 SHARES AND OPTION FOR 125,000 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (16.4% ASSUMING EXERCISE OF OPTION)

14	TYPE OF REPORTING PERSON (See Instructions) IN

SEC 1746 (2/98)	Page 3 of 7 pages

SCHEDULE 13D

Item 1. Security and Issuer

     This statement on Schedule 13D relates to shares of common stock, par value $.10 per share ("Common Stock") of Digital Recorders, Inc., a North Carolina corporation (the "Company"). The address of the Company's principal executive offices is 4018 Patriot Drive, Suite 100, Durham, North Carolina 27703.

Item 2. Identity and Background

     This Amendment No. 1 to the Schedule 13D is filed on behalf of Lite Vision Corporation ("Lite Vision"), a Taiwan company and Joseph Tang, its Executive Board Director and shareholder. Mr. Tang and Lite Vision are collectively referred to herein as the "Reporting Persons."

     The record owner of the shares of Common Stock covered by this report (the "Shares") is Lite Vision. Lite Vision is engaged in a variety of business operations, but is primarily engaged in the manufacture of components and systems for flip-dot/LED displays and other types of displays for a variety of commercial applications in the U.S. and Europe. Lite Vision supplies display components to the Company's TwinVision and Transit Media Gmbh subsidiaries. The business address of Lite Vision is 5th Floor, No. 539-3, Chung-Chen Road, Hsin-Tien City, Taipei Hsien, Taiwan, R.O.C.

     Joseph Tang is the Executive Board Director of Lite Vision. His business address is 5th Floor, No. 539-3, Chung- Chen Road, Hsin-Tien City, Taipei Hsien, Taiwan, R.O.C. Mr. Tang is a citizen of Taiwan. Mr. Tang also serves on the Company's board of directors.

     During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration

     Lite Vision purchased the Shares for $300,000, which consisted of reducing amounts due to Lite Vision from the Company's Transit Media Gmbh subsidiary by $300,000.

SEC 1746 (2/98)	Page 4 of 7 pages

Item 4. Purpose of Transaction

     Lite Vision supplies components for certain of the Company's products and licenses certain related technology to a two subsidiaries. Lite Vision had previously made an investment in its customer, the Company, in 1998 for investment purposes and currently, has agreed to reduce an account payable to it by one of the Company's subsidiaries to increase its investment in the Company and further the relationship between the two entities.

     Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors as presently constituted or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Articles of Incorporation, Bylaws, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) As of the date of this report, the Company has 3,804,475 shares of Common Stock outstanding. Without giving effect to the exercise of the option, Lite Vision owns beneficially approximately 13.1% of the Company's outstanding Common Stock. After giving effect to exercise of the options, Lite Vision will beneficially own approximately 15.8% of the Company's outstanding Common Stock, assuming no other issuances of Common Stock.

     (b) By virtue of the relationships among the Reporting Persons, as described in Item 4 above, Lite Vision and Joseph Tang may be deemed to share beneficial ownership of the Shares. Each of the Reporting Persons may be deemed to share beneficial ownership of the option and shares of Common Stock issuable upon exercise of the option. Joe Tang disclaims beneficial ownership of the Shares and option to purchase shares owned of record by Lite Vision.

     (c) Other than as described herein, the Reporting Persons have not effected any transactions in the Company's Common Stock during the last 60 days.

Page 5 of 7 pages

     (d) Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Lite Vision entered into a Share Purchase Agreement dated August 2, 2002 (the "Share Purchase Agreement") with the Company with respect to the Shares.

Item 7. Material to be Filed as Exhibits

     Share Purchase Agreement is filed as an exhibit to Form 8-K, dated August 7, 1998 by Digital Recorders, Inc.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 2002 Date

LITE VISION CORPORATION

/s/ Joseph Tang ———————————————— Joseph Tang, Executive Board Director

/s/ Joseph Tang ———————————————— Joseph Tang, Individually

Attention

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 7 of 7 pages